FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 14, 2016

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:  FEDERATED EQUITY FUNDS

 Federated Kaufmann Fund

Class A Shares

Class B Shares

Class C Shares

Institutional Shares

Class R Shares

(the “Fund”)

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on December 5, 2016 on its Rule 485(a) Post-Effective Amendment No. 179 and Amendment No. 173, with respect to the Fund, submitted on October 20, 2016. The filing was made to register Institutional Shares.

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. Fee Table Example: Confirm that the expense waiver affects only the calculation for the initial contractual term.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are all based on gross expenses.

Comment 3. In the Prospectus under “What are the Fund’s Investment Strategies?”, please explain the market caps that were used to determine the small- and medium-sized companies in which the Fund invests.

Response: The Fund normally defines small- and medium-sized companies as any company with a capitalization, at the time of purchase, within the market capitalization range of stocks included in the Fund’s benchmark index.

Comment 4. We note that as of October 31, 2016, 30% of the portfolio was allocated to Health Care stocks and 20% in Information Technology stocks. If these allocations are expected to persist over time, please provide enhanced sector risk disclosure that identifies the sectors and the unique risks associated them.

Response: The Fund’s principal investment strategies involve engaging in a bottom-up approach to portfolio management. This bottom-up approach emphasizes investment strategy selection based on quantitative analysis and hands-on primary fundamental research. To the extent this bottom-up investing model results in any sector concentration, such concentration is unintentional.

Comment 5. In the Summary “Risk of Investing in Derivative Contacts and Hybrid Instruments” please remove the reference to the Statement of Additional Information in the sentence that states: “Derivative contracts and hybrid instruments may involve other risks described in this Prospectus or the Fund's Statement of Additional Information (SAI), such as stock market, credit, currency, liquidity and leverage risks”.

Response: The Fund will revise the disclosure to read:

“Derivative contracts and hybrid instruments may involve other risks described in this Prospectus such as stock market, credit, currency, liquidity and leverage risks”.

Comment 6. In the Prospectus under “Portfolio Turnover”, it is stated that “The Fund actively trades its portfolio securities in an attempt to achieve its investment objective,” but in the Investment Strategies section it is indicated that “The Fund assesses individual companies from the perspective of a long-term investor”. Please reconcile these two statements.

Response: In accordance with Form N-1A, the Fund discloses it has an active investing strategy, rather than a passive investing strategy, that is likely to generate tax effects and trading costs for investors. Although the Fund has an active investing strategy, it “assesses independent companies from the perspective of a long-term investor,” which is another way of stating that the Fund has an actively managed stock selection process that attempts to identify individual companies that meet the criteria outlined in its principal investment strategies, which is designed to result in long-term growth. The Fund does not believe the statements are contradictory.

Comment 7. In the Prospectus under “Currency Risk”, we note that the Adviser attempts to mitigate risk by limiting the amount of exposure to any particular company or currency. Please revise to address in quantified terms any material portfolio constraints currently in place.

Response: The Fund’s adviser generally monitors foreign currency exposures and relies upon the diversification of its non-U.S. investments to protect the Fund against individual foreign currency risks. The Fund’s adviser does not impose additional quantitative limitations to exposure to particular non-U.S. currencies as it feels this would artificially constrain this and other funds’ investment management strategies.

Comment 8. Sales Charge Information: If applicable, please revise the table to include Institutional Shares.

Response: The Sales Charge Information Chart includes only retail share classes of the Fund that have sales charges. The Institutional Shares do not have sales charges and are therefore not included in the chart.

Comment 9. We note that the Fund’s “Concentration” policy does not reflect the language of Form N-1A, specifically the use of the phrase “industry or group of industries.” Please consider a revision to this disclosure. Also, please explain if Health Care is an industry or group of industries for purposes of complying with the Concentration policy.

Response: The Registrant acknowledges that Item 16(c)(1)(iv) of Form N-1A language specifies the language “a particular industry or group of industries.” However, the Registrant respectfully notes that the Fund’s concentration policy is a fundamental policy and cannot be changed without shareholder approval. While the Fund’s disclosure does not exactly track the language of Item 16(c)(1)(iv), it matches the fundamental policy as adopted by the Fund’s Board, the Fund’s policy does not reserve the right to concentrate, and the Fund, in practice, does not distinguish between an industry or group of industries. The Fund currently has no future plans to concentrate in any particular industry. The Fund views Health Care as a sector.

If you have any questions on the enclosed material, please contact me at (724) 720-8832.

Very truly yours,

/s/ Christina Eifler

Christina Eifler

Senior Paralegal